Exhibit 99.1

Obsidian Energy Announces First Quarter 2022 Results

•    Strong first quarter average production of 29,407 boe/d; current production further grew to 33,000 boe/d based on recent drilling success

•    Active first half four-rig drilling program with 19 operated wells (18.5 net) rig-released in the quarter and 14 wells (13.5 net) now on production

•    Strong production rates from new Peace River wells from late 2021 and early 2022 programs

•    2022 production range further increased by 200 boe/d to between 30,300 to 31,300 boe/d

•    Funds flow from operations was $101.3 million in the quarter, excluding $22.7 million of share-based compensation charges

•    New member appointed to the Board of Directors

CALGARY, May 4, 2022 - OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to report operating and financial results for the first quarter of 2022.

	Three Months Ended March 31
	2022	2021
FINANCIAL[1]
(millions, except per share amounts)
Cash flow from operating activities	83.9	28.4
Basic per share ($/share)[2]	1.03	0.39
Diluted per share ($/share)[2]	1.00	0.37
Funds flow from operations[3]	78.6	36.3
Basic per share ($/share)[4]	0.97	0.49
Diluted per share ($/share)[4]	0.94	0.48
Net income	23.8	23.2
Basic per share ($/share)	0.29	0.32
Diluted per share ($/share)	0.28	0.31
Capital expenditures	103.4	29.5
Decommissioning expenditures	8.5	3.3
Long-term debt	368.4	439.9
Net debt[3]	448.8	455.0

OPERATIONS
Daily Production
Light oil (bbl/d)	11,114	10,014
Heavy oil (bbl/d)	5,789	2,788
NGL (bbl/d)	2,432	2,056
Natural gas (mmcf/d)	60	50

Total production[5] (boe/d)	29,407	23,225

Average sales price[6]
Light oil ($/bbl)	117.91	67.34
Heavy oil ($/bbl)	84.77	40.48
NGL ($/bbl)	68.09	41.04
Natural gas ($/mcf)	4.96	3.21

Netback ($/boe)
Sales price	77.07	44.21
Risk management gain (loss)	(6.58)	(2.44)

Net sales price	70.49	41.77

Royalties	(11.35)	(2.68)
Net operating costs4	(13.93)	(13.52)
Transportation	(2.76)	(1.79)

Netback[4] ($/boe)	42.45	23.78

(1)

We adhere to generally accepted accounting principles (“GAAP”); however, we also employ certain non-GAAP measures to analyze financial performance, financial position, and cash flow, including funds flow from operations, net debt, netback, net operating costs and free cash flow. Additionally, other financial measures are also used to analyze performance. These non-GAAP and other financial measures do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income (loss) and cash flow from operating activities, as indicators of our performance.

(2)	Supplementary financial measure. See “Non-GAAP and Other Financial Measures”.
(3)	Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.
(4)	Non-GAAP financial ratio. See “Non-GAAP and Other Financial Measures”.
(5)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.
(6)	Before risk management gains/(losses).

Detailed information can be found in Obsidian Energy’s unaudited consolidated financial statements and management’s discussion and analysis (“MD&A”) as at and for the three months ended March 31, 2022, on our website at www.obsidianenergy.com, which will be filed on SEDAR and EDGAR in due course.

KEY 2022 RESULTS

Our first half 2022 development program resulted in significant production growth for the Company from our Willesden Green, Pembina and Peace River assets and from the acquired Peace River Oil Partnership (“PROP”) production late in the fourth quarter of 2021. First quarter production increased to 29,407 boe/d and has since further grown to approximately 33,000 boe/d currently – a 42 percent increase over the 23,225 boe/d in the first quarter of 2021 - due to our taking advantage of increased commodity prices and ability to accelerate our development program from our high-quality locations. Higher commodity prices and production resulted in increased funds flow from operations (“FFO”) from the first quarter of 2021.

2022 First Quarter Financial Highlights

•

Strong Funds Flow – FFO increased by 117 percent to $78.6 million ($0.97 per share) for the quarter compared to $36.3 million ($0.49 per share) in the first quarter of 2021 including share-based compensation charges which impacted FFO.

•

Share-based compensation charges totaled $22.7 million for the quarter due to the Company’s significant 113 percent share price appreciation since December 31, 2021 (March 31, 2022: $11.08 per share; December 31, 2021: $5.21 per share).

•

Over half of the share-based compensation charge is derived from awards granted in 2019 and 2020 when our share price was below a dollar. Excluding share-based compensation charges, FFO was $101.3 million ($1.25 per share) for the quarter – a 162 percent increase when compared to the first quarter of 2021.

•

Capital Development Growth – The Company had an active four-rig program during the first quarter of 2022 with capital expenditures of $103.4 million (2021 - $29.5 million) and decommissioning expenditures of $8.5 million (2021 – $3.3 million). Included in capital expenditures was $13.7 million for land sale purchases in Peace River. First quarter capital expenditures were predominately spent on drilling 19 wells (18.5 net) with four wells (3.8 net) completed and brought on stream in our Willesden Green and Pembina assets. Subsequent to March 31, 2022, an additional 10 wells (9.7 net wells) were brought on production from our 2022 development program.

•	Continued Debt Facility Reduction – We continued to reduce the amounts outstanding under our debt facilities over the quarter, which included:

•	$311.8 million drawn on our syndicated credit facility ($321.5 million at December 31, 2021);

•	$47.1 million of senior notes ($54.9 million at December 31, 2021); and

•	$10.5 million on our PROP limited recourse loan ($16.0 million at December 31, 2021).

Net debt was $448.8 million at March 31, 2022, compared to $413.5 million at December 31, 2021, impacted by a higher working capital deficiency due to our increased activity levels (March 31, 2022: $79.4 million; December 31, 2021: $21.1 million) and accruals for the current portion of our share-based compensation plans (March 31, 2022: $31.4 million; December 31, 2021: $12.3 million). Although net debt increased at March 31, 2022, we expect debt and leverage levels to be reduced throughout 2022 from free cash flow generation.

•	G&A Costs – General and administrative (“G&A”) costs were $1.57 per boe in 2022 compared to $1.69 per boe for the first quarter of 2021. Increased production helped reduce G&A on a per boe basis.

•

Managed Net Operating Costs – Net operating costs of $13.93 per boe in the first quarter of 2022 were higher than the $13.52 per boe in 2021. Net operating costs reflected higher repair and maintenance activity levels motivated by the current increased commodity price environment. Net operating costs are expected to decrease going forward due to the full year impact of lower cost new well production.

•

Consistent Net Income – Higher commodity prices and production volumes resulted in net income of $23.8 million ($0.29 per share), inclusive of higher share-based compensation charges, realized hedging losses and royalties. This compared to net income of $23.2 million ($0.32 per share) in 2021.

•

Acquired Substantial Land in Peace River – In the first quarter of 2022, we successfully purchased 23 sections (14,720 acres) of prospective oil sands rights from the Alberta land sale in the Peace River region for a consideration of approximately $13.7 million. We have identified 28 potential Bluesky locations and 14 potential Clearwater opportunities on the new land, creating a contiguous land position with a compelling value opportunity to complement our recent drilling activity.

2022 First Quarter Operational Highlights

•

Increased Development Well Activity – Building from our 2021 program, our 2022 development program is delivering strong drilling results and production rates from the largest first half program that the Company has undertaken in several years. Of the 19 wells (18.5 net) rig-released in the quarter, nine wells (9.0 net) were in Willesden Green, six wells (5.5 net) were in Pembina and four wells (4.0 net) were in Peace River. In addition to this, we participated in three Cardium oil wells that were drilled by a partner during the quarter.

•

Expansion of Peace River Area – With the Peace River acquisition in late 2021 and the recent development program results, total Peace River production increased from approximately 2,900 boe/d in October 2021 to approximately 6,500 boe/d at March 31, 2022. Current production is approximately 8,000 boe/d with the recent addition of new producing wells.

•

Continued Reduction in Decommissioning Liabilities – We completed the last substantial component of our inactive legacy portfolio decommissioning in the first quarter of 2022, utilizing $13.4 million of grants under the Alberta Site Rehabilitation Program (“ASRP”) in addition to $8.5 million of our own decommissioning funds. The project abandoned 221 net wells, 171 net km of pipelines and 10 net facilities, while decommissioning 227 net surface locations.

2022 DEVELOPMENT PROGRAM UPDATE

Our first half 2022 development program started with increased activity across our Willesden Green, Pembina, and Peace River areas. The success of our first half 2022 drilling program has resulted in significant production growth to approximately 33,000 boe/d to date. In addition, we also accelerated the drilling of two wells (2 net) in Peace River that were initially planned in our second half 2022 program. As we complete our first half program, we are in the process of assessing potential second half 2022 development, which we expect to announce within the next six weeks in association with our refinancing plans. Region specific results are discussed below.

Peace River

Given the strength of our recent drilling results in combination with a strong commodity price outlook, the Company accelerated the drilling of two additional wells (2.0 net) from our second half 2022 drilling program into the first half of the year. To date, we have rig-released six wells (6.0 net) from the first half 2022 program. The first two new Bluesky wells from our 2022 program came on production in mid-April and are in the process of cleanup: the two-well pad has produced an average of 858 boe/d (99 percent oil) over the last three days. From the 2021 program, initial production (“IP”) 90-day rates from the first four Bluesky wells (4.0 net) averaged 447 boe/d per well (99 percent heavy oil).

Willesden Green

Our first half 2022 drilling program in Willesden Green is complete with the drilling and rig-release of all ten wells (10 net). In total, seven wells (7.0 net) are currently on production and the remainder are expected to be completed in May. The average per well IP 30-day rates from the wells was 276 boe/d (77 percent light oil). With our commitment to drilling some of the longest wells in the Cardium, we continue to achieve improvements in drilling efficiencies with a new pacesetter well in our Faraway area. Obsidian drilled its fastest Cardium well (spud to total depth) in the first half of 2022: the 100/7-23-42-7W5 well drilled 5,356 metres of total depth in 8.85 days, surpassing the previous pace setter well by approximately seven hours (previous well: 103/3-9-42-7W5, 5,349 metres).

Pembina

All five wells (4.5 net) planned for the first half program have now been drilled, rig-released and on production. The first two wells averaged IP 30-day rates of 281 boe/d (82 percent oil). The remaining three wells were brought on production in late April and are presently cleaning up. In addition, one well in the two-well 2022 vertical Devonian drilling program has been completed and is expected to be on production in mid-May.

Updated 2022 Guidance

Due to strong results from our development program in combination with the acceleration of wells from the second half development program, we have further increased our 2022 production guidance range from our April release by another 200 boe/d to 30,300 to 31,300 boe/d (mid-point: 30,800 boe/d) based on the same overall activity levels in our initial guidance. Capitalizing on the current strong commodity price environment, we continue to take advantage of the flexibility our portfolio offers while finalizing plans for the second half of 2022. We will provide further details on updates to our 2022 capital and development plans in association with our refinancing plans within the next six weeks.

ASRP UPDATE

During the first quarter of 2022, Obsidian Energy completed the last substantial component of our inactive legacy portfolio decommissioning. The project abandoned 221 net wells, 171 net km of pipelines and 10 net facilities, while decommissioning 227 net surface locations.

In 2022, we anticipate abandoning over 300 net wells and over 500 km of pipelines (net) during the year, further demonstrating our commitment to reducing our decommissioning liability.

SHARE-BASED COMPENSATION

The Company recorded a $22.7 million share-based compensation charge related to cash settled share-based incentive plans during the first quarter of 2022. This was primarily due to the Company’s significant 113 percent share price appreciation since December 31, 2021 (March 31, 2022: $11.08 per share; December 31, 2021: $5.21 per share).

Details of the share-based compensation expense are as follows:

	Three months ended March 31
	2022	2021
Deferred share units	$12.1	$2.2
Performance share units	6.0	0.2
Non-treasury incentive awards	4.6	—

Cash settled share-based incentive plans	$22.7	$2.4
Restricted share units	$0.8	$0.3
Stock options	0.6	—

Equity settled share-based incentive plans	$1.4	$0.3

Share-based compensation	$24.1	$2.7

Non-employee directors are eligible for deferred share units where management and employees are eligible for performance share units, non-treasury incentive awards, restricted share units and stock options. The performance share units have a payout multiplier that can range from zero to 2.0, which at March 31, 2022, was estimated at 1.93 based on the Company’s strong share performance over the past two years compared to peers.

The cash settled share-based incentive plans are classified as cash-settled and, as a result, will be impacted by changes in the Company’s share price at each quarter-end date; however, increases will be mitigated as certain performance share units have essentially reached their capped payout. Although accounted for as cash settled, the performance share units and non-treasury incentive awards can be settled in cash or shares at the discretion of the Board of Directors. Please refer to our annual consolidated financial statements at December 31, 2021 for further details on the accounting policies for each plan.

NEW ADDITION TO BOARD OF DIRECTORS

We are pleased to announce the appointment of Ms. Shani Bosman to our Board of Directors, who will also serve on the Operations and Reserve Committee. Ms. Bosman holds an MBA from the Haskayne Business School, University of Calgary, a Masters Certificate in Project Management from Mount Royal University, and a Bachelor Degree in Chemical Engineering from the University of Pretoria, South Africa. Ms. Bosman was the Vice President, Corporate Strategy, Performance, Planning and Investor Relations at Husky Energy Inc. from 2019 to 2021; she previously held Director roles in Technical Operations and Business and Asset Development at Husky Energy Inc. She is currently acting for a boutique independent consulting firm, BINGWA Inc., which she founded. Ms. Bosman will stand for election as an independent director to our Board of Directors at the upcoming Annual and Special Meeting of Shareholders (the “Annual Meeting”) on June 16, 2022.

HEDGING UPDATE

The Company continues to focus our hedging program on near term WTI positions to protect cashflow given our first half capital program. We have also built a solid foundation on summer AECO natural gas pricing, which is also highly constructive to the business. As at May 3, 2022, the following financial oil and gas contracts are in place on a weighted average basis:

Term	Notional Volume	Pricing (CAD)
Oil - WTI
April 2022	8,183 bbl/d	$121.81/bbl
May 2022	4,000 bbl/d	$133.42/bbl

Natural Gas - AECO
April 2022	21,326 mcf/d	$4.43/mcf
May – October 2022	26,065 mcf/d	$4.74/mcf

In addition, PROP Energy 45 Limited Partnership, our wholly owned limited recourse subsidiary that purchased 45 percent of the PROP units from a third party on November 24, 2021, entered into the following financial hedges in conjunction with the acquisition financing:

Term	Notional Volume	Pricing (USD)
Oil - WTI
Q2 2022	1,121 bbl/d	$65.11/bbl
Q3 2022	593 bbl/d	$63.26/bbl
Q4 2022	606 bbl/d	$62.30/bbl

Heavy Oil – WCS Differential
Q2 2022	801 bbl/d	($15.43)/bbl

UPDATED CORPORATE PRESENTATION

For further information on these and other matters, Obsidian Energy will post an updated corporate presentation later today on our website, www.obsidianenergy.com.

ANNUAL AND SPECIAL MEETING

The Annual Meeting is scheduled for Thursday, June 16, 2022, at 9:00 am (Mountain Daylight Time) at the offices of Obsidian Energy. Access to the Annual Meeting will, subject to Company’s by-laws, be limited to essential personnel and registered shareholders and proxyholders entitled to attend and vote at the Meeting.

In association with the Annual Meeting, our Interim President and CEO, Mr. Stephen Loukas and other members of management will host a webcast presentation after the formal portion of the meeting at 10:30 am Mountain Daylight Time (12:30 pm Eastern Daylight Time) (the “Presentation”).

The Presentation will be broadcast live on the Internet and may be accessed either through our website or directly at the webcast portal. Those who wish to listen to the Presentation should connect five to 10 minutes prior to the scheduled start time through the following numbers:

Canada / USA:	1-800-319-4610 (toll-free)
Toronto:	1-416-915-3239
Calgary:	1-403-351-0324

A question-and-answer session will be held following the Presentation. If you wish to submit a question to the Company, participants can do so ahead of time after registering on the webcast portal on the Intranet or by emailing questions to investor.relations@obsidianenergy.com. The updated corporate presentation and Presentation will be available for replay on our website, www.obsidianenergy.com

Additional information about the Meeting can be found on our website.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

TEST RESULTS AND INITIAL PRODUCTION RATES

Test results and initial production rates disclosed herein, particularly those short in duration, may not necessarily be indicative of long-term performance or of ultimate recovery. Readers are cautioned that short term rates should not be relied upon as indicators of future performance of these wells and therefore should not be relied upon for investment or other purposes. A pressure transient analysis or well-test interpretation has not been carried out and thus certain of the test results provided herein should be considered preliminary until such analysis or interpretation has been completed.

NON-GAAP AND OTHER FINANCIAL MEASURES

Throughout this news release and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income (loss) and cash flow from operating activities as indicators of our performance. The Company’s unaudited consolidated financial statements and notes and management’s discussion and analysis (“MD&A”) as at and for the three months ended March 31, 2022 are available on the Company’s website at www.obsidianenergy.com and under our SEDAR profile at www.sedar.com. The disclosure under the section “Non-GAAP and Other Financial Measures” in the MD&A is incorporated by reference into this news release.

Non-GAAP Financial Measures

The following measures are non-GAAP financial measures: funds flow from operations; net debt; net operating costs; netback; and free cash flow. These non-GAAP financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section “Non-GAAP and Other Financial Measures” in our MD&A for the three months ended March 31, 2022, for an explanation of the composition of these measures, how these measures provide useful information to an investor, and the additional purposes, if any, for which management uses these measures.

For a reconciliation of funds flow from operations to cash flow from operating activities, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

For a reconciliation of net debt to long-term debt, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

For a reconciliation of net operating costs to operating costs, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

For a reconciliation of netback to sales price, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

For a reconciliation of free cash flow to cash flow from operating activities, being our nearest measure prescribed by IFRS, see “Non-GAAP Measures Reconciliations” below.

Non-GAAP Ratios

The following measures are non-GAAP ratios: funds flow from operations (basic per share ($/share) and diluted per share ($/share)), which use funds flow from operations as a component; net operating costs ($/boe), which uses net operating costs as a component; netback ($/boe), which uses netback as a component. These non-GAAP ratios are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section “Non-GAAP and Other Financial Measures” in our MD&A for the three months ended March 31, 2022, for an explanation of the composition of these non-GAAP ratios, how these non-GAAP ratios provide useful information to an investor, and the additional purposes, if any, for which management uses these non-GAAP ratios.

Supplementary Financial Measures

The following measures are supplementary financial measures: cash flow from operating activities (basic per share and diluted per share); and general and administrative costs ($/boe). See the disclosure under the section “Non-GAAP and Other Financial Measures” in our MD&A for the three months ended March 31, 2022, for an explanation of the composition of these measures.

Non-GAAP Measures Reconciliations

2022 and 2021 Cash Flow from Operating Activities, Funds Flow from Operations and Free Cash Flow

	Three Months Ended March 31
(millions)	2022	2021
Cash flow from operating activities	$83.9	$28.4
Change in non-cash working capital	(18.0)	10.3
Decommissioning expenditures	8.5	3.3
Onerous office lease settlements	2.3	2.3
Deferred financing costs	(0.7)	(1.0)
Financing fees paid	—	4.1
Restructuring charges[1]	2.5	(2.0)
Transaction costs	0.1	0.1
Other expenses[1]	—	(9.2)

Funds flow from operations	78.6	36.3
Capital expenditures	(103.4)	(29.5)
Decommissioning expenditures	(8.5)	(3.3)

Free Cash Flow	$(33.3)	$3.5

(1)	Excludes the non-cash portion of restructuring and other expenses.

2022 and 2021 Netback to Sales Price

	Three Months Ended March 31
(millions)	2022	2021
Sales price	$204.0	$92.4
Risk management (loss) gain	(17.4)	(5.1)

Net sales price	186.6	87.3
Royalties	(30.0)	(5.7)
Net operating costs[1]	(36.9)	(28.3)
Transportation	(7.3)	(3.7)

Netback	$112.4	$49.6

(1)	Non-GAAP financial measure.

2022 and 2021 Net Operating Costs to Operating Costs

	Three Months Ended March 31
(millions)	2022	2021
Operating costs	$40.3	$30.9
Less processing fees	(1.9)	(1.6)
Less road use recoveries	(1.5)	(1.0)

Net Operating costs	$36.9	$28.3

2022 and 2021 Net Debt to Long-Term Debt

	Three Months Ended March 31
(millions)	2022	2021
Long-term debt
Syndicated credit facility	$311.8	$386.0
PROP Limited recourse loan	10.5	—
Senior secured notes	47.1	58.2
Deferred interest	1.0	2.3
Deferred financing costs	(2.0)	(6.6)

Total	368.4	439.9

Working capital deficiency
Cash	(5.6)	(2.2)
Accounts receivable	(96.6)	(52.4)
Prepaid expenses and other	(10.0)	(10.2)
Bank overdraft	3.3	—
Accounts payable and accrued liabilities	189.3	79.9

Total	80.4	15.1

Net debt	$448.8	$455.0

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	mcf	thousand cubic feet
bbl/d	barrels per day	mmcf	million cubic feet
boe	barrel of oil equivalent	mmcf/d	million cubic feet per day
boe/d	barrels of oil equivalent per day	AECO	Alberta benchmark price for natural gas
MSW	Mixed Sweet Blend	NGL	natural gas liquids
WTI	West Texas Intermediate

FUTURE-ORIENTED FINANCIAL INFORMATION

This release contains future-oriented financial information (“FOFI”) and financial outlook information relating to the Company’s prospective results of operations, operating costs, expenditures, production, FFO, free cash flow, net operating costs, and net debt, which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth below under “Forward-Looking Statements”. The Company’s actual results, performance or achievement could differ materially from those expressed in, or implied by, such FOFI, or if any of them do so, what benefits the Company will derive therefrom. The Company has included this FOFI in order to provide readers with a more complete perspective on the Company’s business as of the date hereof and such information may not be appropriate for other purposes.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that we will file the unaudited consolidated financial statements and MD&A on our website, SEDAR and EDGAR in due course; our expectations for debt levels, leverage levels and net operating costs in 2022; our expectations of potential drilling opportunities in the Bluesky and Clearwater; our expected production guidance range for 2022; when we expect to announce our second half 2022 capital and development program; expected on production dates for certain wells; our expectations for abandoning of wells and pipeline during the year; our hedges; and our expectations for an updated corporate presentation and the Meeting and Presentation.

With respect to forward-looking statements and FOFI contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein (provided that, except where otherwise stated, the forward-looking statements and FOFI contained herein (including our guidance set out under “2022 Guidance”) do not assume the completion of any transaction); the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand and commodity prices; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the ability of members of OPEC, and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic (including the ASRP) or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels;

future operating costs and general & administrative costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, such as wild fires and flooding, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior notes and our wholly-owned subsidiaries limited-recourse loan on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements and FOFI contained in this document, and the assumptions on which such forward-looking statements and FOFI are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements and FOFI included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements and FOFI involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements and FOFI contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements and FOFI. These risks and uncertainties include, among other things: the possibility that we change our 2022 budget in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company is unable to complete one or more of the potential transactions being pursued, on favorable terms or at all; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including the ongoing COVID-19 pandemic, and the responses of governments and the public to the pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and in confidence in the oil and natural gas industry generally, whether caused by a resurgence of the COVID-19 pandemic, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the COVID-19 and/or other factors pandemic adversely affects the financial capacity of the Company’s contractual counterparties and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes and limited recourse debt in connection with the PROP acquisition when they mature on acceptable terms or at all and/or obtain debt and/or equity financing to replace one or all of our credit facilities, limited recourse debt and senior notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior notes; the possibility that we are forced to shut-in production, whether due to commodity prices decreasing, extreme weather events or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; the risk that our costs increase significantly due to inflation, supply chain disruptions and/or other factors, adversely affecting our profitability; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company’s ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to the ongoing COVID-19 pandemic and/or public opinion and/or special interest groups. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company’s Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) which may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy’s website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements and FOFI contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements and FOFI contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol “OBE”.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com